Exhibit 99.1

RESULTS OF 2021 ANNUAL MEETING OF SHAREHOLDERS

The annual general meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on May 27, 2021 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Annual Meeting”). DKK 815,850.44 of the Company's share capital and 81,585,044 votes, respectively, were represented at the Annual Meeting. Results of the Annual Meeting were as follows:

(a)	The board of directors’ report on the Company’s activities in the past financial year was noted by the Annual Meeting.

(b)	Adoption of the Company’s annual report by 81,580,312 votes in favour, and with 2,884 votes against and 1,848 abstentions.

(c)	Adoption of the proposal to carry forward the result for the accounting year 2020 to the next financial year by 81,528,148 votes in favour, and with 54,992 votes against and 1,904 abstentions.

(d)	Approval of the discharge of the board of directors and the management board by 81,516,542 votes in favour, 66,598 against and 1,904 abstentions.

(e)	Election of members to the board of directors:

Re-election of the following members to the board of directors as follows:

-	Florian Schönharting (80,869,840 votes in favour and 715,204 abstentions)

-	Duncan Moore (81,519,048 votes in favour and 65,996 abstentions)

-	Torsten Goesch (81,529,044 votes in favour and 56,000 abstentions)

-	Grant Hellier Lawrence (81,518,516 votes in favour and 66,528 abstentions)

-	Jakob Mosegaard Larsen (81,525,768 votes in favour and 59,276 abstentions)

(f)	Re-election of EY Godkendt Revisionspartnerselskab as the Company’s independent registered public accounting firm with 81,513,854 votes in favour and 71,190 abstentions.